Exhibit 12
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended		For the Years Ended
	March 31,		December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in millions)
Earnings (loss):
Loss from continuing operations before income taxes	$(826)	$(402)	$(2,636)	$(3,299)	$(3,494)	$(4,060)	$(29,775)
Equity in losses of unconsolidated investments	290	418	1,730	1,286	803	64	3
Fixed charges	584	500	2,068	2,081	2,047	2,094	2,213
Interest capitalized	(115)	(99)	(413)	(13)	(12)	(123)	(127)
Amortization of interest capitalized	12	21	48	85	85	80	72
Earnings (loss), as adjusted	(55)	438	797	140	(571)	(1,945)	(27,614)
Fixed charges:
Interest expense, gross	298	249	1,011	1,464	1,450	1,362	1,433
Interest capitalized	115	99	413	13	12	123	127
Portion of rentals representative of interest	171	152	644	604	585	609	653
Fixed charges	584	500	2,068	2,081	2,047	2,094	2,213
Ratio of combined earnings to fixed charges	— (1)	— (2)	— (3)	— (4)	— (5)	— (6)	— (7)

(1)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $639 million at March 31, 2012.

(2)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $62 million at March 31, 2011.

(3)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.3 billion in 2011.

(4)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $1.9 billion in 2010.

(5)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $2.6 billion in 2009.

(6)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $4.0 billion in 2008.

(7)	Earnings (loss), as adjusted were inadequate to cover fixed charges by $29.8 billion in 2007.